Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: November 23, 2015

SPROTT ANNOUNCES CLEAR PATH AND TIMELINE TO COMPLETE OFFERS
FOR CENTRAL GOLDTRUST AND SILVER BULLION TRUST

Only Through the Sprott Offers Can Unitholders Receive Real and Certain Value

Sprott Encourages All Unitholders to Follow the Majority That Have Already Tendered

TORONTO, Nov. 23, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (NYSE:PHYS) (TSX:PHY.U) and Sprott Physical Silver Trust (NYSE:PSLV) (TSX:PHS.U), today announced that it is now positioned to take action to expedite its offers for Central GoldTrust (“GTU”) (TSX: GTU.UN, GTU.U) (NYSEMKT:GTU) and Silver Bullion Trust (“SBT”) (TSX: SBT.UN, SBT.U) and bring these matters to a successful conclusion.

Pursuant to the recently announced decision of the Ontario Securities Commission, Sprott has provided additional disclosure and extended its offers to 5:00 p.m. (Toronto time) on December 7, 2015 to allow unitholders to review such updated disclosure. Upon the expiration of this 15 day “waiting period”, Sprott will be entitled to remove the GTU and SBT trustees in order to expedite a special meeting of unitholders to vote on the transactions, assuming more than 50.1% of units have been tendered to the applicable Sprott offer.

A majority of GTU, and a significant number of SBT, unitholders have already tendered into the Sprott offers. With majority unitholder support on December 7, 2015, Sprott will have a clear path to completion by being able to affect the necessary changes at the Trustee level of both Trusts on this date. Sprott will then immediately take actions to convene special meetings where unitholders may finally take action to complete the Sprott offers.

John Wilson, CEO of Sprott Asset Management, said, “We have consistently defeated the transparent attempts of the Spicers and the conflicted GTU and SBT Trustees to block our offers and we are now finally positioned to bring this process to a timely and successful conclusion. We encourage unitholders to not be swayed by the proposal to convert their bullion trust into an open-ended ETF or the Spicers’ hollow arguments to support this extreme and self-serving measure. Sprott encourages any unitholders who haven’t already done so to tender their units to the Sprott offer today to receive real and certain value from your bullion investment.”

Sprott urges GTU and SBT unitholders to remember the reasons to tender to the Sprott offers:

•                  The Sprott offers provide an immediate premium on an NAV to NAV basis plus an additional premium payable in Sprott Physical Gold Trust and Sprott Physical Silver Trust units, respectively.

•                  Sprott initiated these offers after GTU and SBT unitholders were punished by consistent trading discounts to NAV.

•                  The Sprott offers are an opportunity to enter into a security that is fully-backed by bullion and properly tracks the price of such underlying bullion. Unitholders have chosen to invest in gold or silver, and the Sprott offers provide an opportunity for unitholders to enter into a security that properly reflects the value of that commodity.

•                  Sprott is now positioned to provide GTU and SBT unitholders with a clear and timely path to completion.

Additionally, the Sprott offers provide:

•                  A regulated entity that is committed to unitholders’ best interests and is managed by experienced, professional investors with a superior investment platform.  GTU and SBT are run by entrenched and conflicted Trustees who have only sought to maintain the status quo and enrich themselves at unitholders’ expense.

•                  A safe and secure investment stored at the Royal Canadian Mint, which is backed by the Canadian federal government, rather than the ordinary commercial vault that is used by GTU and SBT.

•                  Investor friendly redemption features that allow unitholders to decide how and when to sell their investment.  GTU and SBT offer no option to redeem for physical bullion and effectively charge a 10% fee to redeem for cash.

Mr. Wilson continued, “The desperation of the Spicers and their Trustees is reflected by their 11th hour announcement of a highly conditional and hastily made proposal to convert GTU and SBT into ETFs. This transaction would betray the very purpose of unitholders initial investments, and even if approved, could take many months to complete and carry substantial costs and risks to unitholders. We encourage unitholders to tender into the real, immediate Sprott offers before them which provide a premium on a NAV to NAV basis.”

As of 5:00 p.m. (Toronto time) on November 20, 2015, there were 9,714,610GTU units (50.34% of all outstanding GTU units) and 2,294,529 SBT units (41.97% of all outstanding SBT units) tendered to the respective Sprott offers.

GTU and SBT unitholders who have questions regarding the offers by Sprott to purchase the units of GTU and SBT (the “Sprott offers”), are encouraged to contact Sprott Unitholders’ Service Agent, Kingsdale Shareholder Services, at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

For more information, unitholders can visit www.sprottadvantage.com.

Additional Details of the Sprott Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offers) has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time (as such term is defined in the Sprott offers) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; GTU, SBT and the Sprott Physical Gold Trust and Sprott Physical Silver Trust (together with Sprott Physical Gold Trust, the “Sprott Physical Trusts”) not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offers); and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on December 7, 2015, unless extended or withdrawn. Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units, respectively, are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than administrator nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable, and executing a written resolution to replace certain of the trustees of GTU and SBT.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated October 9, 2015, the Notice of Extension dated November 2, 2015, the Notice of Variation dated November 4, 2015, the Notice of Extension and Change dated November 20, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.

GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers, our ability to replace the Trustees of GTU and/or SBT, the completion of the Merger Transactions, the outcome of any litigation or regulatory proceedings surrounding the Sprott offers, our ability to replace certain trustees of GTU and SBT prior to completion of the applicable Sprott offer and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT

Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Sprott Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

Source: Sprott Asset Management, Sprott Physical Gold Trust, Sprott Physical Silver Trust

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Carissa Felger

Sard Verbinnen & Co

212-687-8080